Exhibit (i)

ROPES & GRAY LLP 1211 AVENUE OF THE AMERICAS NEW YORK, NY 10036-8704 WWW.ROPESGRAY.COM
December 14, 2011
Allianz Funds Multi-Strategy Trust
c/o Allianz Global Investors Fund Management LLC
1633 Broadway
New York, NY 10019
Dear Ladies and Gentlemen:
     We are furnishing this opinion in connection with Post-Effective Amendment No. 34 under the Securities Act of 1933, as amended, and Post-Effective Amendment No. 36 under the Investment Company Act of 1940, as amended, to the Registration Statement on Form N-1A of Allianz Funds Multi-Strategy Trust (the “Trust”) for the registration of an indefinite number of shares of beneficial interest, $0.00001 par value (the “Shares”), of its Allianz AGIC Global Managed Volatility Fund, Allianz Global Investors Solutions 2025 Fund, Allianz Global Investors Solutions 2035 Fund, Allianz Global Investors Solutions 2045 Fund, Allianz Global Investors Solutions 2055 Fund (each a “Fund” and, collectively, the “Funds”). We assume that each of the Shares will be sold for the consideration described in the Registration Statement of the Trust on Form N-1A, as amended to the date of such sale, and that such consideration will in each event be at least equal to the net asset value per Share of such Shares.
     We have examined an executed copy of your Agreement and Declaration of Trust, as amended to the date hereof (the “Declaration of Trust”), on file in the offices of the Secretary of The Commonwealth of Massachusetts, and the By-laws of the Trust, as amended to the date hereof, and are familiar with the actions taken by your Trustees to authorize the issue and sale to the public from time to time of authorized and unissued Shares. We have further examined such other documents and records as we have deemed necessary for the purpose of this opinion.
     Based on the foregoing, we are of the opinion that:
     1. The beneficial interests in each Fund’s series are divided into an unlimited number of Shares.
     2. The issue and sale of the authorized but unissued Shares has been duly authorized under Massachusetts law. Upon the original issue and sale of any of such authorized but unissued Shares and upon receipt of the authorized consideration therefor in an amount not less

Allianz Funds Multi-Strategy Trust
c/o Allianz Global Investors Fund Management LLC	-2-	December 14, 2011
than the applicable net asset value, the Shares so issued and sold will be validly issued, fully paid and, except as described in the following paragraph, nonassessable by the Trust.
     The Trust is an entity of the type commonly known as a “Massachusetts business trust.” Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. However, the Declaration of Trust disclaims shareholder liability for acts or obligations of the Trust and requires that notice of such disclaimer be given in every note, bond, contract, instrument, certificate or undertaking made or issued on behalf of the Trust. The Declaration of Trust provides for indemnification out of the property of the particular series of shares for all loss and expense of any shareholder or former shareholder of such series (or his or her heirs, executors, administrators or other legal representatives, or, in the case of a corporation or other entity, its corporate or other general successor) held personally liable solely by reason of his or her being or having been a shareholder. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which the series itself would be unable to meet its obligations.
     We understand that this opinion is to be used in connection with the registration of an indefinite number of Shares for offering and sale pursuant to the Act. We consent to the filing of this opinion with and as part of your Registration Statement on Form N-1A (File Nos. 333-148624 and 811-22167) relating to such offering and sale.
Very truly yours,
Ropes & Gray LLP